Exhibit 99.4

LEIFRAS Co., Ltd. Reports Financial Results of Six Months Ended June 30, 2025

Tokyo, Japan, October 30, 2025 – LEIFRAS Co., Ltd. (Nasdaq: LFS) (the “Company” or “Leifras”), a sports and social business company dedicated to youth sports and community engagement, today announced its unaudited financial results for the six months ended June 30, 2025.

Financial Highlights of the Six Months Ended June 30, 2025

●	Revenue was JPY5.5 billion ($38.1 million) for the six months ended June 30, 2025, an increase of 15.0% from JPY4.8 billion for the same period last year.

●	Gross profit was JPY1.4 billion ($10.0 million) for the six months ended June 30, 2025, an increase of 16.1% from JPY1.2 billion for the same period last year.

●	Gross margin was 26.3% for the six months ended June 30, 2025, increased from 26.0% for the same period last year.

●	Net income was JPY53.7 million ($0.4 million) for the six months ended June 30, 2025, an increase of 25.6% from JPY42.8 million for the same period last year.

●	Basic and diluted earnings per share was JPY2.2 ($0.01) for the six months ended June 30, 2025, compared to basic earnings per share of JPY1.7 and diluted earnings per share of JPY1.5 for the same period last year.

Operational Highlights of the Six Months Ended June 30, 2025

●	Number of members in the sports school business was 69,500 for the six months ended June 30, 2025, an increase of 6.4% from 65,337 for the same period last year.

●	Average membership duration in the sports school business was 1.9 years for the six months ended June 30, 2025, an increase of 2.2% from 1.8 years for the same period last year.

●	Revenue per capita in the sport school business, which we define as the sales revenue of the sports school business divided by the number of employees involved in that business, was JPY6.1 million ($42,433) for the six months ended June 30, 2025, an increase of 4.2% from JPY5.9 million for the same period last year.

●	Number of schools served under the social business segment was 349 for the six months ended June 30, 2025, an increase of 48.5% from 235 for the same period last year.

●	Revenue per capita in the social business, which we define as the sales revenue of the social business divided by the number of employees involved in that business, was JPY5.1 million ($35,121) for the six months ended June 30, 2025, an increase of 21.7% from JPY4.2 million for the same period last year.

Mr. Kiyotaka Ito, the Representative Director and Chief Executive Officer of Leifras, commented, “We are pleased to share strong results for the first half of fiscal year 2025, with revenue increasing 15.0%, gross profit rising 16.1%, and net income growing 25.6% year over year. These results reflect both growth in our sports school business, where membership and event participation continued to increase, and momentum in our social business, which saw a 48.5% increase in the number of schools served from the same period last year. Notably, revenue per capita in our social business rose 21.7% year over year, highlighting the growing value and impact of our community-based services.

“In October 2025, we achieved an important milestone with Leifras’ successful initial public offering on Nasdaq. This achievement would not have been possible without the unwavering support of so many: the children and families who use our services, the shareholders who share our vision, the business partners who advance our mission, and the dedicated instructors across Japan whose passion drives our work each day. I offer my heartfelt gratitude to everyone who has been part of this journey.”

Mr. Ito continued, “At Leifras, we believe in the power of sports to transcend language and borders and to enrich lives and communities. Looking ahead, we are dedicated to continuing to build on the momentum by advancing youth sports education, broadening our social initiatives, and driving operational efficiency to create sustainable, long-term value for our shareholders and the communities we serve.”

Financial Results of the Six Months Ended June 30, 2025

Revenue

Total revenue was JPY5.5 billion ($38.1 million) for the six months ended June 30, 2025, an increase of 15.0% from JPY4.8 billion for the same period last year.

Sports school business revenue was JPY3.9 billion ($27.3 million) for the six months ended June 30, 2025, an increase of 8.5% from JPY3.6 billion for the same period last year. The increase in revenue was mostly driven by: (i) an increase in the number of members by 4,163, from 65,337 as of June 30, 2024 to 69,500 as of June 30, 2025, resulting in an increase in revenue of JPY229.1 million ($1.6 million) and (ii) an increase in the number of customers who joined events hosted by the Company from 84,651 for the six months ended June 30, 2024 to 90,501 for the six months ended June 30, 2025, leading to an increase in the sports school business revenue by JPY74.8 million ($0.5 million).

Social business revenue was JPY1.6 billion ($10.8 million) for the six months ended June 30, 2025, an increase of 35.4% from JPY1.1 billion for the same period last year. The increase in revenue was mostly driven by: (i) an increase in the number of schools by 114, from 235 as of June 30, 2024 to 349 as of June 30, 2025, resulting in an increase in revenue of JPY356.2 million ($2.5 million), and (ii) an increase in after-school daycare service revenue by JPY37.4 million ($0.3 million).

Cost of Revenue

Cost of revenue was JPY4.0 billion ($28.1 million) for the six months ended June 30, 2025, an increase of 14.6% from JPY3.5 billion for the same period last year.

Gross Profit

Gross profit was JPY1.4 billion ($10.0 million) for the six months ended June 30, 2025, an increase of 16.1% from JPY1.2 billion for the same period last year.

Gross margin was 26.3% for the six months ended June 30, 2025, increased from 26.0% for the same period last year.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses were JPY1.4 billion ($9.5 million) for the six months ended June 30, 2025, an increase of 13.6% from JPY1.2 billion for the same period last year. The increase was attributed to (i) the increase in salaries and welfare expenses of JPY69.8 million ($0.5 million) due to business expansion as well as an increase in headquarters personnel in preparation for our initial public offering (“IPO”), (ii) the increase in promotion fees of JPY10.7 million ($0.07 million) due to business expansion, (iii) the increase in office rental fees of JPY12.6 million ($0.09 million) due to business expansion, (iv) the increase in system maintenance fee expenses of JPY13.9 million ($0.10 million) incurred due to the increase in the number of employees, and (v) the increase in recruitment fees of JPY33.4 million ($0.2 million) due to business expansion as well as an increase in headquarters personnel in preparation for our IPO.

Other Income (Expenses)

Other expenses were JPY11.3 million ($0.08 million) for the six months ended June 30, 2025, a decrease of 139.5% from other income of JPY28.6 million for the same period last year. The decrease was attributed to: (i) net franchise income collected (returned) of JPY27.4 million ($0.2 million), which was the payments refunded to the franchisees in connection with the transfer of certain business rights, (ii) an eviction compensation of JPY5.5 million ($0.04 million) received in connection with the vacating of a leased building.

Net Income

Net income was JPY53.7 million ($0.4 million) for the six months ended June 30, 2025, an increase of 25.6% from JPY42.8 million for the same period last year.

Basic and Diluted Earnings per Share

Basic earnings per share was JPY2.2 ($0.01) for the six months ended June 30, 2025, compared to JPY1.7 for the same period last year.

Diluted earnings per share was JPY2.2 ($0.01) for the six months ended June 30, 2025, compared to JPY1.5 for the same period last year.

Financial Condition

As of June 30, 2025, the Company had cash of JPY2.5 billion ($17.3 million), compared to JPY2.5 billion as of December 31, 2024.

Net cash provided by operating activities was JPY312.8 million ($2.2 million) for the six months ended June 30, 2025, compared to net cash used in operating activities of JPY212.3 million for the same period last year.

Net cash used in investing activities was JPY47.2 million ($0.3 million) for the six months ended June 30, 2025, compared to JPY44.2 million for the same period last year.

Net cash used in financing activities was JPY306.1 million ($2.1 million) for the six months ended June 30, 2025, compared to JPY35.7 million for the same period last year.

Recent Development

The Company consummated its IPO on October 10, 2025, in which it issued and sold 1,250,000 American Depositary Shares (“ADSs”) at a price of $4.00 per ADS, resulting in gross proceeds of approximately JPY720.9 million ($5.0 million) and net proceeds of approximately JPY673.5 million ($4.7 million) after deducting the underwriting discount of approximately JPY47.4 million ($0.3 million).

Financial Guidance

The Company expects total revenue to be between $80.2 million and $82.6 million for the fiscal year ending December 31, 2025, an increase of approximately 11.9% to 15.3% from $71.6 million for the fiscal year ended December 31, 2024.

Income from operations is projected to be between $4.0 million and $4.8 million for the fiscal year ending December 31, 2025, an increase of 11.6% to 34.0% from $3.6 million for the fiscal year ended December 31, 2024.

These projections are based on the assumption that no business acquisitions, restructuring activities, or legal settlements will take place during the period.

Exchange Rate Information

This announcement contains translations of certain Japanese Yen (“JPY”) amounts into U.S. dollars (“USD,” or “$”) for the convenience of the reader. Translations of amounts from JPY into USD have been made at the exchange rate of JPY144.17 = $1.00, the exchange rate on June 30, 2025 set forth in the H.10 statistical release of the United States Federal Reserve Board on July 7, 2025.

About LEIFRAS Co., Ltd.

Headquartered in Tokyo, Leifras is a sports and social business company dedicated to youth sports and community engagement. The Company primarily provides services related to the organization and operations of sports schools and sports events for children. As of December 31, 2024, Leifras was recognized as one of Japan’s largest operators of children’s sports schools in terms of both membership and facilities by Tokyo Shoko Research. The Company’s approach to sports education emphasizes the development of non-cognitive skills, following the teaching principle “acknowledge, praise, encourage, and motivate.” The holistic approach that integrates physical and mental development sets Leifras apart in the industry. Building upon deep experience and know-how in sports education, Leifras also operates a robust social business sector, dispatching sports coaches to meet various community needs with the aim to promote physical health, social inclusion, and community well-being across different demographics. For more information, please visit the Company’s website: https://ir.leifras.co.jp/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the registration statement filed with the the U.S. Securities and Exchange Commission (the “SEC”). Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the registration statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

LEIFRAS Co., Ltd.

Investor Relations Department

Email: IR@leifras.co.jp

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

LEIFRAS CO., LTD. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,	June 30,
	2024	2025	2025
	JPY	JPY	US$
		(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	2,538,554,638	2,498,098,518	17,327,450
Accounts receivable, net	518,398,551	487,639,054	3,382,389
Short-term investments	4,935,000	4,711,000	32,677
Inventories, net	24,468,188	23,298,191	161,602
Prepaid expenses	182,278,232	116,165,484	805,754
Other current assets	34,381,843	42,803,587	296,897
TOTAL CURRENT ASSETS	3,303,016,452	3,172,715,834	22,006,769

NON-CURRENT ASSETS
Property and equipment, net	53,805,279	101,588,668	704,645
Finance lease right-of-use assets	208,611,550	239,787,178	1,663,225
Operating lease right-of-use assets	337,330,750	529,227,650	3,670,858
Intangible assets, net	39,250,078	31,471,323	218,293
Goodwill	27,999,994	27,999,994	194,215
Deferred tax assets, net	214,671,578	222,612,673	1,544,098
Deferred initial public offering (“IPO”) costs	157,482,065	243,714,152	1,690,464
Long-term deposits	150,407,276	150,527,126	1,044,095
Other non-current assets	3,090,205	10,818,502	75,040
TOTAL NON-CURRENT ASSETS	1,192,648,775	1,557,747,266	10,804,933
TOTAL ASSETS	4,495,665,227	4,730,463,100	32,811,702

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term loans	700,000,000	700,000,000	4,855,379
Current portion of long-term loans	230,785,000	169,248,000	1,173,947
Bond payable, current	40,000,000	40,000,000	277,450
Accounts payable	168,281,568	147,601,943	1,023,805
Accrued liabilities	1,109,740,581	1,157,505,640	8,028,757
Income tax payable	75,374,800	2,592,200	17,980
Contract liabilities, current	147,628,310	362,794,883	2,516,438
Amount due to a director	1,000,000	-	-
Finance lease liabilities, current	71,681,545	83,509,650	579,244
Operating lease liabilities, current	110,889,134	127,649,484	885,409
Other current liabilities	195,952,191	142,558,262	988,821
TOTAL CURRENT LIABILITIES	2,851,333,129	2,933,460,062	20,347,230

NON-CURRENT LIABILITIES
Long-term loans, net of current portion	175,452,000	80,884,000	561,032
Bond payable, non-current	56,807,020	37,491,230	260,049
Contract liabilities, non-current	10,615,635	13,393,896	92,903
Finance lease liabilities, non-current	140,333,247	154,402,355	1,070,974
Operating lease liabilities, non-current	207,353,977	385,702,563	2,675,332
Assets retirement obligations	12,914,758	30,567,335	212,023
TOTAL NON-CURRENT LIABILITIES	603,476,637	702,441,379	4,872,313
TOTAL LIABILITIES	3,454,809,766	3,635,901,441	25,219,543

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares	80,500,000	80,500,000	558,369
Additional paid-in capital	748,840,080	748,840,080	5,194,146
Treasury shares	(100,012,265)	(100,012,265)	(693,711)
Retained earnings	311,527,646	365,233,844	2,533,355
TOTAL SHAREHOLDERS’ EQUITY	1,040,855,461	1,094,561,659	7,592,159
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,495,665,227	4,730,463,100	32,811,702

LEIFRAS CO., LTD. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	For the six months ended June 30
	2024	2025	2025
	JPY	JPY	US$
NET REVENUE	4,773,202,759	5,488,810,821	38,071,796
Cost of revenue	(3,532,146,670)	(4,047,686,339)	(28,075,788)
GROSS PROFIT	1,241,056,089	1,441,124,482	9,996,008
Selling, general, and administrative expenses	(1,208,412,234)	(1,373,195,238)	(9,524,833)
INCOME FROM OPERATIONS	32,643,855	67,929,244	471,175

OTHER INCOME (EXPENSE)
Interest income	26,102	1,299,080	9,011
Interest expense	(9,169,968)	(9,378,973)	(65,055)
Grant income	12,913,919	9,399,558	65,198
Unrealized (loss) gain on short-term investment	245,000	(224,000)	(1,554)
Loss on disposal of long-lived assets	-	(168,973)	(1,172)
Loss on disposal of a subsidiary	(753,900)	-	-
Other income (expense), net	16,198,568	(20,302,598)	(140,824)
Total other income, net	19,459,721	(19,375,906)	(134,396)
INCOME BEFORE INCOME TAX PROVISION	52,103,576	48,553,338	336,779

PROVISION FOR INCOME TAXES
Current	(3,922,389)	(2,788,235)	(19,340)
Deferred	(5,405,355)	7,941,095	55,081
Total provision for income taxes	(9,327,744)	5,152,860	35,741
NET INCOME	42,775,832	53,706,198	372,520

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic	24,910,660	24,910,619	24,910,619
Diluted	28,115,922	24,913,619	24,913,619
EARNINGS PER SHARE
Basic	1.72	2.16	0.01
Diluted	1.52	2.16	0.01

LEIFRAS CO., LTD. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,
	2024	2025	2025
	JPY	JPY	US$
Cash flows from operating activities
Net income	42,775,832	53,706,198	372,520
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization expense	60,244,494	66,679,088	462,503
Loss on disposal of a subsidiary	753,900	-	-
Reversal of (provision for) expected credit loss	(1,089,375)	5,788,690	40,152
Loss on disposal of property and equipment	-	168,973	1,172
Provision for inventory impairment	-	719,481	4,991
Unrealized loss (gain) on short-term investment	(245,000)	224,000	1,554
Other non-cash expenses	1,846,026	215,875	1,497
Deferred tax expense	5,405,355	(7,941,095)	(55,081)
Changes in operating assets and liabilities
Accounts receivable, net	36,039,016	24,970,807	173,204
Inventories	1,140,810	450,516	3,125
Prepaid expenses	(30,483,735)	65,923,967	457,265
Long-term deposits	(8,058,565)	(119,850)	(831)
Amount due from a director	33,577,065	-	-
Other current assets	(848,651)	(8,421,744)	(58,416)
Other non-current assets	(11,654,487)	(7,728,297)	(53,606)
Accounts payable	(93,111,459)	(20,679,625)	(143,439)
Accrued liabilities	(271,113,027)	47,765,059	331,311
Contract liabilities	214,872,458	217,944,834	1,511,721
Operating lease liabilities	(21,505)	3,212,036	22,280
Income tax payable	(153,014,746)	(72,782,600)	(504,839)
Amount due to a director	-	(1,000,000)	(6,936)
Other current liabilities	(39,335,511)	(56,292,856)	(390,462)
Net cash (used in) provided by operating activities	(212,321,105)	312,803,457	2,169,685

Cash flows from investing activities
Cash outflow due to reduction in consolidated entities	(17,257,489)	-	-
Purchase of property and equipment	(11,322,540)	(42,125,175)	(292,191)
Purchase of intangible assets	(15,621,500)	(5,045,000)	(34,994)
Net cash used in investing activities	(44,201,529)	(47,170,175)	(327,185)

Cash flows from financing activities
Payment of finance lease liabilities	(27,097,591)	(43,752,315)	(303,477)
Proceeds from bank loans	250,000,000	-	-
Repayment of bank loans	(177,355,000)	(156,105,000)	(1,082,784)
Repayment of bond payable	(20,000,000)	(20,000,000)	(138,725)
Payment of deferred IPO costs	(61,211,064)	(86,232,087)	(598,128)
Net cash used in financing activities	(35,663,655)	(306,089,402)	(2,123,114)

Net decrease in cash	(292,186,289)	(40,456,120)	(280,614)
Cash at the beginning of period	2,729,282,346	2,538,554,638	17,608,064
Cash at the end of the period end	2,437,096,057	2,498,098,518	17,327,450

Supplementary cash flow information
Cash paid for income taxes	156,721,835	75,570,835	524,179
Cash paid for interest expenses	7,323,942	8,637,073	59,909